UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-147397; 333-154364
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note:  Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 18, 2009	By:	/s/ DAVID C. EVANS
Printed Name: David C. Evans

	Title:	Executive Vice President and Chief
Financial Officer of The Scotts
Miracle-Gro Company

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS December 31, 2008 and 2007
PAGE NO.

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 – 16

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	17

NOTE:	Other supplement schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure and ERISA have been omitted because they are not applicable.

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN as of December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules  and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 18, 2009
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

The Scotts Company LLC
Retirement Savings Plan

	December 31
	2008	2007
ASSETS

Receivables:
Employee contribution receivable	$-	$675
Other receivable	443,701	18,728
	443,701	19,403
Investments, at Fair Value:
Alger Small Mid Cap Growth	6,724,767	-
Brandywine Blue Fund	14,156,293	-
CRM Small Cap Value Fund	2,862,183	3,334,050
Dodge and Cox Stock Fund	9,765,399	17,596,623
EuroPacific Growth Fund-Class A	11,624,894	19,174,580
Fidelity Blue Chip Fund	-	22,712,543
Fidelity Contrafund	17,002,131	26,696,055
Fidelity Freedom Income Fund	1,043,399	1,134,444
Fidelity Freedom 2000 Fund	1,007,261	1,071,999
Fidelity Freedom 2005 Fund	244,098	329,790
Fidelity Freedom 2010 Fund	3,476,500	5,055,818
Fidelity Freedom 2015 Fund	920,556	535,376
Fidelity Freedom 2020 Fund	7,736,200	10,950,002
Fidelity Freedom 2025 Fund	433,376	58,106
Fidelity Freedom 2030 Fund	4,641,508	6,357,045
Fidelity Freedom 2035 Fund	579,837	210,102
Fidelity Freedom 2040 Fund	1,932,828	2,050,515
Fidelity Freedom 2045 Fund	462,932	59,141
Fidelity Freedom 2050 Fund	342,636	180,548
Fidelity Low Price Stock Fund	4,161,756	6,374,267
Fidelity Managed Income Portfolio	25,959,768	25,182,677
Fidelity Puritan Fund	14,350,038	23,140,365
Managers Special Equity Fund	-	13,468,313
PIMCO Total Return Fund	10,098,911	5,892,397
Spartan U.S. Equity Index Fund	11,693,057	19,832,975
The Scotts Miracle-Gro Company Common Shares	14,920,430	16,449,323
Participant Loans	6,413,780	6,123,133

Total Investments	172,554,538	233,970,187

Total Assets	172,998,239	233,989,590

LIABILITIES	-	-

Net Assets Available for Benefits at Fair Value	172,998,239	233,989,590

Adjustment from fair value to contract value for the Fidelity Managed Income Portfolio, a fully benefit-responsive investment contract	1,400,322	273,673

Net Assets Available for Benefits	$174,398,561	$234,263,263

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Scotts Company LLC
Retirement Savings Plan

	Year Ended December 31
	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$11,823,896	$10,150,672
Participant	11,908,349	11,335,621
Rollovers	1,436,284	2,239,639
	25,168,529	23,725,932

Interest on participant loans	482,131	412,588
Interest and dividend income	7,489,583	20,519,192

Total Additions	33,140,243	44,657,712

Deductions from Net Assets Attributed to:
Benefits paid to participants	21,343,143	21,649,937
Net depreciation of investments	71,572,929	7,129,322
Administrative expenses	60,676	52,139

Total Deductions	92,976,748	28,831,398

Net (Decrease) Increase before Plan Transfer	(59,836,505)	15,826,314

Plan Transfer	(28,197)	-

Net Assets Available for Benefits:
Beginning of Year	234,263,263	218,436,949

End of Year	$174,398,561	$234,263,263

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

NOTE 1. DESCRIPTION OF PLAN

The following description of The Scotts Company LLC Retirement Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a complete description of the Plan's provisions, such as eligibility, vesting, allocation and funding.

General:

The Plan is a defined contribution plan covering all employees of The Scotts Company LLC (the "Company") who meet the eligibility requirements.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:

Domestic employees (other than employees of EG Systems, Inc.) including seasonal associates of the Company are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment.  Employees of EG Systems, Inc. (including seasonal associates) doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligible service and are eligible to make contributions and receive matching contributions on the first day of the month coinciding with or after completing 60 days of service.  Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.

Employee Contributions:

The Plan provides for a participant to make pre-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount.   The maximum pre-tax contributions for the years ended December 31, 2008 and 2007 were $15,500.  The Plan also provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,000 during each of the years ended December 31, 2008 and 2007.

Employer Contributions:

The Plan provides a base retirement contribution for all eligible employees.  Generally, eligible employees receive an allocation equal to 2% of monthly compensation.  This percentage increases to 4% when employees' year-to-date compensation exceeds 50% of the social security taxable wage base.  The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer base and matching contributions, earnings and losses thereon.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

Rollover contributions from other plans are also accepted provided certain specified conditions are met.

Vesting:

All participants are immediately vested in their contributions plus actual earnings thereon.  Matching and transition contributions made by the Company vest immediately.  However, base contributions made by the Company vest after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures:

The non-vested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan.  Plan forfeitures used totaled $212,233 and $767,029 for the years ended December 31, 2008 and 2007, respectively.

Participants' Loans:

Loans are permitted under certain circumstances and are subject to limitations.  Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loans are repaid over a period not to exceed 5 years.  The loans are secured by the balance in the participant's account and bear interest at rates established by Fidelity Pricing and Cash Management Services.  Principal and interest are paid ratably through monthly payroll deductions.

Other Plan Provisions:

Normal retirement age is 65; however the Plan also provides for in-service withdrawals for active employees under certain circumstances.

Payment of Benefits:

Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct their contributions in any or all of the investment options under the Plan.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investments:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participants' loans are valued at their outstanding balances, which approximates fair value.

Cash equivalents include short-term investments with original term to maturity of 90 days or less.  Cost approximates fair value.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.  Gains and losses on sales of investments are based on the average cost method.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Payments of Benefits:

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

Administrative Fees:

The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

Risks and Uncertainties:

The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 3. INVESTMENTS

The following fair values of the investments individually represent 5% or more of net assets available for benefits as of December 31:

	2008	2007
Fidelity Managed Income Portfolio	$25,959,768	$25,182,677
Fidelity Contrafund	17,002,131	26,696,055
The Scotts Miracle-Gro Company Common Shares	14,920,430	16,449,323
Fidelity Puritan Fund	14,350,038	23,140,365
Brandywine Blue Fund	14,156,293	NA
Spartan U.S. Equity Index Fund	11,693,057	19,832,975
EuroPacific Growth Fund-Class A	11,624,894	19,174,580
PIMCO Total Return Fund	10,098,911	NA
Dodge and Cox Stock Fund	9,765,399	17,596,623
Fidelity Blue Chip Fund	NA	22,712,543
Managers Special Equity Fund	NA	13,468,313

NOTE 4. INVESTMENT CONTRACT WITH FIDELITY PRICING AND CASH MANAGEMENT SERVICES

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio, (the "Portfolio") with Fidelity Pricing Cash Management Services, the Trustee. The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans.  The Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by a third party.   The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above).  The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stabilization than a traditional investment.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract.  Contract value, as reported by Fidelity Pricing and Cash Management Services, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The stable value investment contract does not permit Fidelity Pricing and Cash Management Services to terminate the agreement prior to the scheduled maturity date.

The following are the average yields for the stable value investment contract for 2008 and 2007:

Average Yields:	2008	2007
Based on actual earnings	3.74%	4.31%
Based on interest rates credited to participants	3.04%	4.40%

NOTE 5. TAX STATUS

The Plan obtained a determination letter dated September 24, 2003, in which the Internal Revenue Service stated that the Plan, as amended through February 4, 2002, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan administrator, the Company and the Plan's legal counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code.  On January 31, 2007, the Company applied for a new determination letter to cover all amendments to the Plan subsequent to February 4, 2002.  Accordingly, no provision for federal income taxes has been made.  Subsequent to year end, the Plan received an updated determination letter dated March 6, 2009 that covered the latest amendments to the Plan.

NOTE 6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA.  In the event the Plan is terminated, participants will become fully vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$174,398,561	$234,263,263

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,400,322)	(273,673)

Net assets available for benefits per the Form 5500	$172,998,239	$233,989,590

The following is a reconciliation of investment income per the financial statements to the Form 5500.

2008
Interest and dividend income and net depreciation of investments per the financial statements	$(63,601,215)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2008	(1,400,322)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2007	273,673

Rounding	1

Net investment loss per the Form 5500	$(64,727,863)

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Pricing and Cash Management Services, the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.  Usual and customary fees were paid by the mutual fund for the investment management services.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

NOTE 9. FAIR VALUE MEASUREMENTS

The Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157, “Fair Value Measurements” ("SFAS 157"), effective January 1, 2008, with respect to the fair value measurement and disclosure of assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs in the fair value hierarchy under SFAS 157 are as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2 – Inputs to the valuation methodology include:
-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
•	Participant loans: Valued at amortized cost, which approximates fair value.
•
Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (See Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$125,260,560	$-	$-	$125,260,560
Common stocks	14,920,430	-	-	14,920,430
Stable value investment contracts	-	25,959,768	-	25,959,768
Participant loans	-	-	6,413,780	6,413,780
Total investments at fair value	$140,180,990	$25,959,768	$6,413,780	$172,554,538

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant Loans
Balance, beginning of year	$6,123,133
Purchases, sales, issuances and settlements (net)	290,647
Ending Balance	$6,413,780

NOTE 10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities" ("SFAS No. 161"), which amends the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity's financial position, financial performance, and cash flows.  SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted.  SFAS 161 is not expected to have a material impact on the Plan's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which is intended to improve financial reporting by identifying the sources of accounting principles and a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.  SFAS 162 will be effective 60 days after U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles".  SFAS 162 is not expected to have a material impact on the Plan's financial statements.

NOTES TO FINANCIAL STATEMENTS

The Scotts Company LLC
Retirement Savings Plan

In April 2009, the FASB issued three FASB Staff Positions, which provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities, FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value Financial Instruments,” FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” and FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”  These staff positions 1) require that the fair value of all financial instruments be disclosed in both interim and annual reporting periods; 2) modify the criteria used to assess other-than-temporary impairments (OTTI) of debt securities and collectability of cash flows; 3) bifurcate the recognition of OTTI between earnings and other comprehensive income; 4) require expanded and more frequent disclosures about OTTI; 5) permit adjustments to estimated fair values when, due to significant decrease in the volume and level of market activity or evidence that a market is not orderly, the valuation technique does not fairly present the price at which willing market participants would transact at the measurement date; and 6) require disclosure about inputs and valuation techniques used to measure fair value for both interim and annual reporting periods.  The staff positions are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted.  The sponsor has not determined the effect of adopting the staff positions on the net assets available for benefits and changes in those net assets.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2008

	(b) Identity of Issue,	(c) Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Alger Small Mid Cap Growth	Registered Investment Company	N/A	$6,724,767
	Brandywine Blue Fund	Registered Investment Company	N/A	14,156,293
	CRM Small Cap Value Fund	Registered Investment Company	N/A	2,862,183
	Dodge and Cox Stock Fund	Registered Investment Company	N/A	9,765,399
	EuroPacific Growth Fund-Class A	Registered Investment Company	N/A	11,624,894
*	Fidelity Contrafund	Registered Investment Company	N/A	17,002,131
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,043,399
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	1,007,261
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	244,098
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	3,476,500
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	920,556
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	7,736,200
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	433,376
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	4,641,508
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	579,837
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	1,932,828
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	462,932
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	342,636
*	Fidelity Low Price Stock Fund	Registered Investment Company	N/A	4,161,756
*	Fidelity Managed Income Portfolio	Common Collective Trust	N/A	25,959,768
*	Fidelity Puritan Fund	Registered Investment Company	N/A	14,350,038
	PIMCO Total Return Fund	Registered Investment Company	N/A	10,098,911
	Spartan U.S. Equity Index Fund	Registered Investment Company	N/A	11,693,057
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	N/A	14,920,430
*	Participant Loans	Notes receivable (interest at rates ranging from 5.0% to 10% due through January 13, 2014)	N/A	6,413,780
				$172,554,538
*	Party-in-interest to the Plan.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2008

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.